EXHIBIT 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

JUNE 30, 2016 AND DECEMBER 31, 2015

(Expressed in thousands of U.S. Dollars - except share and per share data)

	June 30, 2016	December 31, 2015
	(UNAUDITED)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$253,927	$289,676
Restricted cash	8,552	15,330
Accounts receivable, net	36,307	45,461
Due from related companies (Note 2)	7,725	4,169
Advances and other	15,500	14,132
Vessels held for sale (Note 3)	68,403	67,255
Inventories	15,204	14,410
Prepaid insurance and other	2,464	1,765
Current portion of financial instruments-Fair value (Note 11)	649	28

Total current assets	408,731	452,226

INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 11)	515	126
FIXED ASSETS (Note 3)
Advances for vessels under construction	406,227	371,238
Vessels	2,969,375	2,748,330
Accumulated depreciation	(745,079)	(695,044)

Vessels’ Net Book Value	2,224,296	2,053,286

Total fixed assets	2,630,523	2,424,524

DEFERRED CHARGES, net (Note 4)	16,984	15,290

Total assets	$3,057,753	$2,893,166

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 5)	$309,829	$318,224
Payables	39,626	33,264
Due to related companies (Note 2)	3,644	1,740
Dividends payable	6,704	—
Accrued liabilities	29,526	29,363
Unearned revenue	6,794	12,277
Current portion of financial instruments - Fair value (Note 11)	4,109	5,706

Total current liabilities	400,232	400,574

LONG-TERM DEBT, net of current portion (Note 5)	1,237,144	1,074,339

FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 11)	6,421	3,181

STOCKHOLDERS’ EQUITY (Note 7):
Preferred shares, $ 1.00 par value; 15,000,000 shares authorized and 2,000,000 Series B Preferred Shares, 2,000,000 Series C Preferred Shares issued and 3,400,000 Series D Preferred Shares issued and outstanding at June 30, 2016 and December 31, 2015	7,400	7,400
Common shares, $ 1.00 par value; 185,000,000 shares authorized at June 30, 2016 and December 31, 2015; 87,338,652 shares issued and 84,154,576 shares outstanding at June 30, 2016 and 87,338,652 shares issued and outstanding at December 31, 2015	87,339	87,339
Additional paid-in capital	752,001	752,001
Cost of treasury stock	(18,057)	—
Accumulated other comprehensive loss	(13,975)	(10,727)
Retained earnings	587,767	567,464

Total Tsakos Energy Navigation Limited stockholders’ equity	1,402,475	1,403,477
Non-controlling Interest	11,481	11,595

Total stockholders’ equity	1,413,956	1,415,072

Total liabilities and stockholders’ equity	$3,057,753	$2,893,166

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2016 AND 2015

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three months ended June 30
	2016	2015

VOYAGE REVENUES:	$119,851	$154,020

EXPENSES:
Voyage expenses	25,020	35,248
Vessel operating expenses	36,198	37,144
Depreciation and amortization	26,875	27,155
General and administrative expenses	7,456	5,302

Total expenses	95,549	104,849

Operating income	24,302	49,171

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 6)	(8,012)	(7,940)
Interest income	149	65
Other, net	(29)	—

Total other expenses, net	(7,892)	(7,875)

Net income	16,410	41,296

Less: Net loss/(income) attributable to the non-controlling interest	4	(10)

Net income attributable to Tsakos Energy Navigation Limited	$16,414	$41,286

Effect of preferred dividends	(3,969)	(3,390)
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	12,445	37,896

Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common shareholders (Note 9)	$0.15	$0.45

Weighted average number of shares, basic and diluted (Note 9)	85,510,215	84,712,295

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six months ended June 30
	2016	2015

VOYAGE REVENUES:	$241,942	$302,887

EXPENSES:
Voyage expenses	47,473	69,798
Vessel operating expenses	71,096	73,124
Depreciation and amortization	53,043	53,243
General and administrative expenses	12,889	11,856

Total expenses	184,501	208,021

Operating income	57,441	94,866

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 6)	(15,959)	(16,427)
Interest income	261	118
Other, net	(18)	(3)

Total other expenses, net	(15,716)	(16,312)

Net income	41,725	78,554

Less: Net loss attributable to the non-controlling interest	114	12

Net income attributable to Tsakos Energy Navigation Limited	$41,839	$78,566

Effect of preferred dividends	(7,938)	(5,500)
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	33,901	73,066

Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common shareholders (Note 9)	$0.39	$0.86

Weighted average number of shares, basic and diluted (Note 9)	86,071,582	84,712,295

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED OTHER COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2016, AND 2015

(Expressed in thousands of U.S. Dollars)

	Three months ended June 30
	2016	2015

Net income	$16,410	$41,296

Other comprehensive income
Unrealized gains/(losses) from hedging financial instruments
Unrealized (loss)/gain on interest rate swaps, net	(691)	1,347

Comprehensive income	15,719	42,643

Less: comprehensive loss/(income) attributable to the non-controlling interest	4	(10)

Comprehensive income attributable to Tsakos Energy Navigation Limited	$15,723	$42,633

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED OTHER COMPREHENSIVE INCOME (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2016, AND 2015

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30
	2016	2015

Net income	$41,725	$78,554

Other comprehensive income
Unrealized gains/(losses) from hedging financial instruments
Unrealized loss on interest rate swaps, net	(3,248)	(1,044)

Comprehensive income	38,477	77,510

Less: comprehensive loss attributable to the non-controlling interest	114	12

Comprehensive income attributable to Tsakos Energy Navigation Limited	$38,591	$77,522

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2016, AND 2015

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Preferred	Common	Additional Paid-in	Treasury stock		Retained	Accumulated Other Comprehensive	Tsakos Energy Navigation	Non-controlling	Total Stockholders’
	Shares	Shares	Capital	Shares	$ Amount	Earnings	Loss	Limited	Interest	Equity
BALANCE, January 1, 2015	$4,000	$84,712	$650,536	—	$—	$437,565	$(10,290)	$1,166,523	$11,389	$1,177,912

Net income/(loss)						78,566		78,566	(12)	78,554

- Issuance of 8.75% Series D preferred shares	3,400		78,398					81,798		81,798

- Common dividends declared ($0.06 per share)						(5,084)		(5,084)		(5,084)

- Common dividends paid ($0.06 per share)						(5,084)		(5,084)		(5,084)

- Dividends paid on Series B preferred shares						(2,000)		(2,000)		(2,000)

- Dividends paid on Series C preferred shares						(2,219)		(2,219)		(2,219)

- Other comprehensive loss							(1,044)	(1,044)		(1,044)

BALANCE June 30, 2015	$7,400	$84,712	$728,934	—	$—	$501,744	$(11,334)	$1,311,456	$11,377	$1,322,833

BALANCE, January 1, 2016	$7,400	$87,339	$752,001	—	$—	$567,464	$(10,727)	$1,403,477	$11,595	$1,415,072

Net income/(loss)						41,839		41,839	(114)	41,725

-Purchases of Treasury stock				3,271,576	(18,567)			(18,567)		(18,567)

-Shares granted to non-executive directors				(87,500)	510			510		510

- Common dividends declared ($0.08 per share)						(6,704)		(6,704)		(6,704)

- Common dividends paid ($0.08 per share)						(6,894)		(6,894)		(6,894)

- Dividends paid on Series B preferred shares						(2,000)		(2,000)		(2,000)

- Dividends paid on Series C preferred shares						(2,219)		(2,219)		(2,219)

- Dividends paid on Series D preferred shares						(3,719)		(3,719)		(3,719)

- Other comprehensive loss							(3,248)	(3,248)		(3,248)

BALANCE June 30, 2016	$7,400	$87,339	$752,001	3,184,076	$(18,057)	$587,767	$(13,975)	$1,402,475	$11,481	$1,413,956

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30
	2016	2015
Cash Flows from Operating Activities:

Net income	$41,725	$78,554
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	50,112	49,675
Amortization of deferred dry-docking costs	2,931	3,568
Amortization of loan fees	676	580
Stock compensation expense	510	—
Change in fair value of derivative instruments	(2,692)	(5,266)
Payments for dry-docking	(5,683)	(2,867)
(Increase) Decrease in:
Accounts receivables	4,230	(26,389)
Inventories	(794)	(3,172)
Prepaid insurance and other	(699)	947
Increase (Decrease) in:
Payables	8,266	(2,545)
Accrued liabilities	163	8,545
Unearned revenue	(5,483)	(4,111)

Net Cash provided by Operating Activities	93,262	97,519

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(35,011)	(74,805)
Vessel acquisitions and/or improvements	(221,113)	(1,845)

Net Cash used in Investing Activities	(256,124)	(76,650)

Cash Flows from Financing Activities:
Proceeds from long-term debt	273,576	49,958
Financing costs	(3,957)	(827)
Payments of long-term debt	(115,885)	(63,869)
Decrease in restricted cash	6,778	3,278
Proceeds from stock issuance program, net	—	81,798
Repurchase of Common Shares	(18,567)	—
Cash dividends	(14,832)	(14,387)

Net Cash provided by Financing Activities	127,113	55,951

Net (decrease) / increase in cash and cash equivalents	(35,749)	76,820
Cash and cash equivalents at beginning of period	289,676	202,107

Cash and cash equivalents at end of period	$253,927	$278,927

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2016 AND 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the six months ended June 30, 2016 are not necessarily indicative of the results that may be expected for the year ending December 31, 2016.

The consolidated balance sheet as of December 31, 2015, has been derived from the audited financial statements included in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 5, 2016 (“Annual Report”), but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

A discussion of the Company’s significant accounting policies can be found in Note 1 of the Company’s consolidated financial statements included in the Annual Report. There have been no material changes to these policies in the six-month period ended June 30, 2016, except for as discussed below:

(a)	Debt issuance costs: In April 2015, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-03 — Interest – Imputation of Interest to simplify the presentation of debt issuance costs. Previous guidance generally required entities to capitalize costs paid to third parties that are directly related to issuing debt and that otherwise wouldn’t be incurred and present those amounts separately as deferred charges (i.e., assets). However, the discount or premium resulting from the difference between the net proceeds received upon debt issuance and the amount payable at maturity is presented as a direct deduction from or an addition to the face amount of the debt. The new guidance simplifies financial reporting by eliminating the different presentation requirements for debt issuance costs and debt discounts or premiums. Upon adoption, an entity must apply the new guidance retrospectively to all prior periods presented in the financial statements.

On January 1, 2016, the Company adopted ASU No. 2015-03 — Interest – Imputation of Interest effective for the financial statements for the fiscal year ending December 31, 2016 and interim periods within this fiscal year and thus presents deferred financing costs, net of accumulated amortization, as a reduction of long-term debt and capital lease obligation. In order to conform with the current period presentation, the Company has reduced Deferred charges, net by $7,531 and has decreased the amount of the related current and non-current obligations by $1,336 and $6,195, respectively on the consolidated balance sheet as of December 31, 2015 (see Notes 5 and 6). This reclassification has no impact on the Company’s results of operations, cash flows and net assets for any period.

(b)	On January 1, 2016, the Company adopted ASU No. 2015-02 Consolidation (Topic 810), Amendments to the Consolidation Analysis effective for the fiscal year ending December 31, 2016 and interim periods within this fiscal year. The adoption of this guidance had no impact on the Company’s results of operations, cash flows and net assets for any period.

(c)	On January 1, 2016, the Company adopted ASU No. 2015-16 Business Combinations (Topic 805), Simplifying the Accounting for Measurement-Period Adjustments effective for the fiscal year ending December 31, 2016 and interim periods within this fiscal year. The adoption of this guidance had no impact on the Company’s results of operations, cash flows and net assets for any period.

New accounting pronouncements

In January 2016, the FASB issued ASU No. 2016-01—Financial Instruments – Overall (Subtopic 825-10) which includes the requirement for all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). This update is effective for all entities for fiscal years beginning after December 15,

2017 and interim periods within those fiscal years. Early adoption is not permitted. The Company has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial position, results of operations or cash flows.

In March 2016, the FASB issued ASU No. 2016-07—Investments—Equity Method and Joint Ventures (Topic 323) to simplify the accounting for equity method investments which eliminates the requirement in Topic 323 that an entity retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. This update is effective for all entities for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. Early adoption is permitted. The Company believes that the implementation of this update will not have any material impact on its consolidated financial statements and has not elected early adoption.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the guidance in ASU 2014-09 and has the same effective date as the original standard. On August 12, 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which amends ASU No. 2014-09 (issued by the FASB on May 28, 2014), outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The Company is currently evaluating the impact, if any, of the adoption of this new standard.

In March 2016, the FASB issued ASU 2016-09, Compensation — Stock Compensation: Improvements to Employee Share-Based Payment Accounting which is intended to simplify several areas of accounting for share-based compensation arrangements, including the income tax impact, classification on the statement of cash flows and forfeitures. This standard is effective for public entities with annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted in any interim or annual period. The Company believes that the implementation of this update will not have any material impact on its consolidated financial statements and has not elected early adoption.

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing which is intended to clarify how an entity should evaluate the nature of its promise in granting a license of Intellectual Property (“IP”), which will determine whether it recognizes revenue over time or at a point in time. This standard is effective for public entities with annual periods beginning after December 15, 2017, and interim periods within those annual periods. Early adoption is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The Company believes that the implementation of this update will not have any material impact on its consolidated financial statements and has not elected early adoption.

In June 2016, the FASB issued ASU 2016-13– Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For public entities, the amendments of this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. Management is in the process of assessing the impact of the amendment of this update on the Company’s consolidated financial position and performance.

In August 2016, the FASB issued ASU No. 2016-15- Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments which addresses the following eight specific cash flow issues with the objective of reducing the existing diversity in practice: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period; however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Tsakos Shipping and Trading S.A. (commissions)	1,486	1,919	2,997	3,786
Tsakos Energy Management Limited (management fees)	4,080	4,040	8,109	8,081
Tsakos Columbia Shipmanagement S.A.	498	565	969	1,115
Argosy Insurance Company Limited	2,119	2,405	4,401	4,801
AirMania Travel S.A.	1,313	1,241	2,305	2,282

Total expenses with related parties	9,496	10,170	18,781	20,065

Balances due from and due to related parties are as follows:

	June 30, 2016	December 31, 2015
Due from related parties
Tsakos Columbia Shipmanagement S.A.	7,725	4,169

Total due from related parties	7,725	4,169

Due to related parties
Tsakos Energy Management Limited	282	61
Tsakos Shipping and Trading S.A.	834	982
Argosy Insurance Company Limited	2,035	410
AirMania Travel S.A.	493	287

Total due to related parties	3,644	1,740

At June 30, 2016, an amount of $961 ($776 at December 31, 2015) due to Tsakos Shipping and Trading S.A. and an amount of $12 ($124 at December 31, 2015) due to Argosy Insurance Limited, is included in accrued liabilities which relates to services rendered by these related parties not yet invoiced.

(a)	Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at the beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting the 12 month Euribor, if both parties agree. In the first six months of 2016 and 2015, monthly fees for operating vessels were $27.5 and $20.4 for vessels chartered in and on a bare-boat basis, respectively, $35.8 for the LNG carrier and $35.0 for the DP2 shuttle tankers. From the above fees, the amount of $25.8, $12.0 and $13.9 per vessel is payable to a third party manager for the LNG carrier Neo Energy, and the suezmax tanker Eurochampion 2004, and the VLCC tanker Ulysses, respectively. The amount of $13.9 per month was payable to a third party manager for the VLCC Millennium until November 5, 2015, when the vessel entered into a bare-boat charter.

In addition to the Management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. In the first six months of 2016, an award of $1,280 was accounted for as payable to the Management Company and is included in General and Administrative expenses in the accompanying Consolidated Statement of

Comprehensive Income. In the first six months of 2015, an incentive award of $1,142 was granted. In addition, a special award of $425 was paid to the Management Company in relation to capital raising offerings during the first six months of 2015. This award was included as a deduction of additional paid in capital in the 2015 Financial Statements.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing Board, the Management Company would have the right to terminate the Management Agreement on ten days’ notice, and the Holding Company would be obligated as at June 30, 2016 to pay the Management Company an amount of approximately $173,652 calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors. Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery, as at June 30, 2016, are:

Period/Year	Amount
July to December 2016	10,044
2017	20,690
2018	20,917
2019	20,989
2020	20,989
2021 to 2026	114,530

208,159

Management fees for vessels are included in the accompanying Consolidated Statements of Comprehensive Income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4. These fees in total amounted to $1,806 and $1,550 during the six months ended June 30, 2016 and 2015, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German group. TCM, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on Company vessels. The Company also pays to TCM, certain fees to cover expenses relating to internal control procedures and information technology services which are borne by TCM on behalf of the Company.

TCM has a 25% share in a manning agency, located in the Philippines, named TCM Tsakos Maritime Philippines, which provides crew to certain of the Company’s vessels. The Company has no control or ownership directly in TCM Tsakos Maritime Philippines, nor had any direct transactions to date with the agency.

(c)

Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying Consolidated Statements of Comprehensive Income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commissions. In the first half of 2016 and 2015, there were no such charges. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. In the first half of 2016 no such fee was charged. In November, 2015, the Company chartered the VLCC Millennium to a client company of Tsakos Shipping for a period of approximately three years.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company and are also shareholders and directors of the Holding Company.

(d)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(e)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Vessels

Acquisitions

On May 16, 2016 and on June 27, 2016, the Company took delivery of the VLCC Ulysses and the aframax tanker Elias Tsakos, for $99,820 and $55,163, respectively. During the first six months of 2015, there were no vessel acquisitions.

Held for sale

At June 30, 2016, and December 31, 2015, the suezmax tankers Eurochampion 2004 and Euronike were classified as held for sale.

4.	Deferred Charges

Deferred charges consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $16,984 and $15,290, at June 30, 2016 and December 31, 2015, respectively. Amortization of deferred dry-docking costs was $2,931 during the first six months of 2016 and $3,568 during the first six months of 2015 and is included in depreciation and amortization of deferred dry-docking costs in the accompanying Consolidated Statements of Comprehensive Income.

5.	Long-Term Debt

Facility	June 30, 2016	December 31, 2015
(a) Credit Facilities	452,483	538,208
(b) Term Bank Loans	1,105,303	861,886

Total	1,557,786	1,400,094
Less deferred finance costs, net	(10,813)	(7,531)
Total long-term debt	1,546,973	1,392,563
Less current portion of debt	(311,456)	(319,560)
Add deferred finance costs, current portion	1,627	1,336

Total long-term portion, net of current portion and deferred finance costs	1,237,144	1,074,339

(a)	Credit facilities

As at June 30, 2016, the Company had four open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component, with balloon payments due at maturity between September 2016 and April 2019. At June 30, 2016, there is no available unused amount.

Interest is payable at a rate based on LIBOR plus a spread. At June 30, 2016, the interest rates on these facilities ranged from 1.32% to 5.19%.

(b)	Term bank loans

Term loan balances outstanding at June 30, 2016, amounted to $1,105,303. These bank loans are payable in U.S. Dollars in quarterly or semi-annual installments, with balloon payments due at maturity between October 2016 and June 2026. Interest rates on the outstanding loans as at June 30, 2016, are based on LIBOR plus a spread.

On May 5, 2016, the Company signed a new five-year bank loan for $77,000 relating to the pre- delivery financing of the VLCC Ulysses, with drawdown date May 12, 2016. The loan was prepaid on July 1, 2016 and the vessel was financed by a new loan signed on June 17, 2016.

On May 31, 2016, the Company signed a new five-year term bank loan for $33,104 related to the debt maturity of the three handysize vessels, Amphitrite, Arion and Andromeda. The first drawdown of $12,010 was made on June 2, 2016 for the vessel Amphitrite. The second drawdown of $10,938 was made on September 8, 2016 for the vessel Andromeda with the third drawn for Arion vessel to be scheduled for October 2016. The loan is repayable in ten semi-annual installments, commencing six months after drawdown date plus a balloon of $7,639 in total payable together with the last installment.

On June 17, 2016, the Company signed a new twelve-year term bank loan for $309,824 relating to the pre and post delivery financing of the two VLCC vessels, Ulysses and Hercules and the LNG carrier Maria Energy. The loan consists of the commercial facility repayable into twenty semi-annual installments with a balloon to be paid with the final repayment installment and the non-commercial facility repayable into twenty four semi-annual installments.

At June 30, 2016, interest rates on these term bank loans ranged from 2.13% to 4.20%.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended June 30, 2016	2.52%
Three months ended June 30, 2015	2.26%

Six months ended June 30, 2016	2.57%
Six months ended June 30, 2015	2.24%

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant vessel-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $79,030 at June 30, 2016 and $74,110 at December 31, 2015, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Three loan agreements require the Company to maintain throughout the security period, an aggregate credit balance in a deposit account of $3,250 and two other loan agreements require a monthly pro rata transfer to a retention account of any principal due but unpaid.

As at June 30, 2016, the Company and its wholly and majority owned subsidiaries were compliant with financial covenants in its loan agreements, relating to the leverage ratio and the value-to-loan requirements in all but one of the thirty-seven loans, which had a shortfall of $925, remedied on August 4, 2016 upon settlement of the next repayment installment. The lender has not requested early repayment.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditure on dry-dockings and working capital. As of June 30, 2016, the Company’s working capital (non-restricted net current assets), amounted to $1,574 ($34,984 at December 31, 2015).

The annual principal payments required to be made after June 30, 2016, are as follows:

Period/Year	Amount
July to December 2016	209,146
2017	221,678
2018	307,371
2019	199,418
2020	171,996
2021 and thereafter	448,177

1,557,786

6.	Interest and Finance Costs, net

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Interest expense	9,277	7,937	18,195	15,665
Less: Interest capitalized	(1,084)	(719)	(2,355)	(1,347)

Interest expense, net	8,193	7,218	15,840	14,318
Interest swap cash settlements non-hedging	1,086	1,134	1,086	1,134
Bunkers swap cash settlements	—	1,634	266	4,617
Amortization of loan fees	343	286	676	580
Bank charges	80	32	141	70
Finance project costs expensed	—	402	—	1,261
Change in fair value of non-hedging financial instruments	(1,690)	(2,766)	(2,050)	(5,553)

Net total	8,012	7,940	15,959	16,427

At June 30, 2016, the Company was committed to six floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $251,080, maturing from May 2018 through January 2023, on which it pays fixed rates averaging 2.64% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 11).

At June 30, 2016 and December 2015, the Company held six interest rate swap agreements, designated and qualifying as cash flow hedges, in order to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts aggregating to $251,080 and $239,549, respectively. The fair value of such financial instruments as of June 30, 2016 and December 31, 2015, in aggregate amounted to $10,530 (negative) and $7,847 (negative), respectively. The net amount of cash flow hedge losses at June 30, 2016, that is estimated to be reclassified into earnings within the next twelve months to June 30, 2017, is $3,518.

At December 31, 2015, the Company held one interest rate swap that did not meet hedge accounting criteria and expired on April 10, 2016. As such, the changes in its fair values during the first half of 2016 and 2015 have been included in change in fair value of non-hedging financial instruments in the table above, and amounted to a gain of $1,040 and $1,241, respectively.

At June 30, 2016 and December 31, 2015, the Company held fourteen and twelve call option agreements, respectively, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of these financial instruments as at June 30, 2016 and December 31, 2015, was $1,164 (positive) and $154 (positive), respectively. The changes in their fair values during the first half of 2016 and 2015 amounting to $1,010 (positive) and $5,907 (positive) respectively have been included in change in fair value of non-hedging financial instruments in the table above as such agreements do not meet the hedging criteria. In the first quarter of 2016, the Company entered into two call option agreements. The premium paid for the call options was $266.

At June 30, 2015, the Company held three bunker put option agreements in order to reduce the losses of the bunker swap agreements previously entered into. The value of those put options at June 30, 2015, was $534 (positive). The change in their fair value in the first half of 2015 was $1,909 (negative). In the first half of 2015 the Company entered into two call option agreements for the same reasons as for the put options. The premium paid for the call options was $314 and it equals their fair market value at June 30, 2015.

7.	Stockholders’ Equity

On December 8, 2015, the Company announced the resumption of the stock repurchase program for open market purchases for its common and/ or its preferred shares, which program was previously authorized by its Board of Directors. The Company had available up to $20.0 million from its previously authorized program. The program started on January 11, 2016. As of June 30, 2016, the Company has acquired as treasury stock, 3,271,576 shares for a total amount of $18,567.

On April 8, 2016, under the Company’s share-based plan the Company granted 87,500 restricted share units to non-executive directors out of the repurchased treasury stock, which vested immediately. A related amount of $0.5 million was accounted for as stock compensation expense within General and Administrative expenses in the accompanying Financial Statements.

On January 29, 2016 and May 2, 2016, the Company paid dividends of $0.50 per share, $2,000 in total, for its 8.00% Series B Preferred Shares and $0.555469 per share, $2,219 in total, on its 8.875% Series C Preferred Shares. During the six month period ended June 30, 2015, the Company paid two dividends of $0.50 per share each or $2,000 in total, on its 8.00% Series B Preferred Shares and two dividends of $0.55469 per share each or $2,219 in total, on its 8.875% Series C Preferred Shares.

On February 29, 2016 and May 31, 2016, the Company paid dividends of $0.546875 per share, $3,719 in total, for its Series D Preferred Shares.On April 7, 2016, the Company paid dividends of $0.08 per share of common stock outstanding, which were declared on February 16, 2016. On February 19, 2015, the Company paid dividends of $0.06 per share of common stock outstanding, which were declared in November 2014. On May 31, 2016, the Company declared a dividend of $0.08 per share of common stock outstanding, which was paid on August 10, 2016 to shareholders of record as of August 3, 2016.

8.	Accumulated other comprehensive loss

In the first half of 2016, Accumulated other comprehensive loss increased with unrealized losses of $3,248, which resulted from changes in fair value of financial instruments.

In the first half of 2015, Accumulated other comprehensive loss increased with unrealized losses of $1,044, which resulted from changes in fair value of financial instruments.

9.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period.

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Numerator
Net income attributable to Tsakos Energy Navigation Limited	16,414	41,286	41,839	78,566
Preferred share dividends Series B	(1,000)	(1,000)	(2,000)	(2,000)
Preferred share dividends Series C	(1,109)	(1,109)	(2,219)	(2,219)
Preferred share dividends Series D	(1,860)	(1,281)	(3,719)	(1,281)

Net income attributable to common stockholders	$12,445	$37,896	$33,901	$73,066

Denominator

Weighted average common shares outstanding	85,510,215	84,712,295	86,071,582	84,712,295
Basic and diluted income per common share	$0.15	$0.45	$0.39	$0.86

10.	Commitments and Contingencies

As at June 30, 2016, the Company had under construction eight aframax tankers, two LR1 product tankers, one shuttle tanker, one VLCC tanker and one LNG carrier. The total contracted amount remaining to be paid for the thirteen vessels under construction, plus the extra costs agreed as at June 30, 2016 was $573,413, including $347,819 to be paid from July to December 2016 and $225,594 to be paid in 2017.

At June 30, 2016, there is a prepaid amount of $1,650 under an old shipbuilding contract which was terminated in 2014, which will be used against the contract price of future new buildings currently being discussed between the Company and the shipyard.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Charters-out

The future minimum revenues of vessels in operation at June 30, 2016, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Period/Year	Amount
July to December 2016	123,892
2017	264,377
2018	190,109
2019	156,680
2020 to 2030	650,816

Minimum charter payments	1,385,874

These amounts do not assume any off-hire.

11.	Financial Instruments

(a)	Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and credit facilities as described in Notes 5 and 6.

(b)	Concentration of credit risk: Financial instruments that are subject to credit risks consist principally of cash, trade accounts receivable, investments, and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, trade receivables and accounts payable approximate their respective fair values due to the short maturity of these instruments, as at June 30, 2016 and December 31, 2015. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $26,608 as compared to its carrying amount of $26,855, as at June 30, 2016. The Company performs relevant inquiries on a periodic basis to assess the recoverability of the long-term investment and estimates that the amount presented on the accompanying balance sheet approximates the amount that is expected to be received by the Company in the event of sale of that investment.

The fair values of the one long-term bank loan with a fixed interest rate, the interest rate swap agreements, and bunker swap agreements, put option agreements and call option agreements discussed in Note 6 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The estimated fair values of the Company’s financial instruments, other than derivatives at June 30, 2016 and December 31, 2015, are as follows:

	Carrying Amount June 30, 2016	Fair Value June 30, 2016	Carrying Amount December 31, 2015	Fair Value December 31, 2015
Financial assets/(liabilities)
Cash and cash equivalents	253,927	253,927	289,676	289,676
Restricted cash	8,552	8,552	15,330	15,330
Investments	1,000	1,000	1,000	1,000
Debt	(1,557,786)	(1,557,539)	(1,400,094)	(1,399,447)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the consolidated balance sheet on a net basis by counterparty when a legal right of set-off exists. The following tables present information with respect to the fair values of derivatives reflected in the consolidated balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the consolidated statement of comprehensive income or in the consolidated balance sheet, as a component of Accumulated other comprehensive loss.

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
		June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	4,109	4,666

	Financial instruments - Fair value, net of current portion	—	—	6,421	3,181

	Subtotal	—	—	10,530	7,847

Derivatives not designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	—	—	—	1,040
Bunker call options	Current portion of financial instruments - Fair value	649	28	—	—

	Financial instruments - Fair value, net of current portion	515	126	—	—

	Subtotal	1,164	154	—	1,040

	Total derivatives	1,164	154	10,530	8,887

Derivatives designated as Hedging Instruments-Net effect on the Statement of Comprehensive Income/(Loss)

	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)
Derivative	Amount Three months ended June 30,		Amount Six months ended June 30,
	2016	2015	2016	2015
Interest rate swaps	(1,422)	193	(4,945)	(3,010)

Total	(1,422)	193	(4,945)	(3,010)

	Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Derivative	Location	Amount Three months ended June 30,		Amount Six months ended June 30,
		2016	2015	2016	2015
Interest rate swaps	Depreciation expense	(39)	(38)	(77)	(77)
Interest rate swaps	Interest and finance costs, net	(692)	(1,116)	(1,620)	(1,888)

Total		(731)	(1,154)	(1,697)	(1,965)

Derivatives Not Designated as Hedging Instruments–Net effect on the Statement of Comprehensive Income/(Loss)

	Gain (Loss) Recognized on Derivative
Derivative	Location	Amount Three months ended June 30,		Amount Six months ended June 30,
		2016	2015	2016	2015
Interest rate swaps	Interest and finance costs, net	1,073	171	1,040	106
Bunker swaps	Interest and finance costs, net	—	867	—	524
Bunker put options	Interest and finance costs, net	617	(1,039)	744	(830)

Total		1,690	(1)	1,784	(200)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other Comprehensive Loss as of June 30, 2016 and December 31, 2015 was $13,975 and $10,727, respectively.

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of June 30, 2016 and December 31, 2015 using level 2 inputs (significant other observable inputs):

Recurring measurements	June 30, 2016	December 31, 2015
Interest rate swaps	(10,530)	(8,887)
Bunker call options	1,164	154

	(9,366)	(8,733)

The fair value of vessels held for sale measured on a non-recurring basis as of June 30, 2016, using level 2 inputs (significant other observable inputs) is $68,403.

12.	Subsequent Events

(a)	On July 1, 2016, the Company repaid the amount of $77,000 for the pre-delivery financing of the VLCC tanker Ulysses and drew down the amount of $76,400 from another lender.

(b)	On July 22, 2016, the Company drew down $5,172 for the pre-delivery financing of one of the aframax tankers under construction, under a loan agreed in June 2014.

(c)	On August 1, 2016, the Company paid dividends of $0.50 and $ 0.55469 per share for its 8.00% Series B and its 8.875% Series C Preferred Shares, respectively.

(d)	On August 9, 2016, the Company drew down $23,049 for the financing of the aframax tanker Thomas Zafiras, which was delivered on August 12, 2016.

(e)	On August 10, 2016, the Company paid a dividend of $0.08 per share of common share outstanding, which was declared on May 31, 2016.

(f)	On August 16, 2016, the Company drew down $14,076 for the financing of the shuttle tanker Sunray, which was delivered on August 19, 2016.

(g)	On August 29, 2016, the Company paid a dividend of $0.546875 per share for its Series D Preferred Shares.

(h)	On September 8, 2016, the Company drew down $10,938 for the refinancing of the handysize tanker Andromeda and on the same date repaid the outstanding balance of the loan amounting to $10,938.

(i)	On September 9, 2016, the Company declared a dividend of $0.08 per common share to be paid on November 10, 2016.

(j)	On September 16, 2016, the Company drew down $5,122 for the pre-delivery financing of one of the aframax tankers under construction, under a loan agreed in June 2014.

(k)	On September 22, 2016, the Company drew down $14,076 for the financing of the shuttle tanker Sunrise, which was delivered on September 27, 2016.

(l)	On October 3, 2016, the Company repaid $68,008 to a lender for debt approaching maturity relating to the vessels Millennium, Eurochampion 2004, and Euronike and on the same date, drew down the amount of $60,000 from another lender.

(m)	On October 5, 2016, the Company drew down the amount of $155,904 for the financing of the LNG carrier Maria Energy and repaid the amount of $52,195 of the pre-delivery financing of the same vessel to another lender. The vessel was delivered on October 19, 2016.

(n)	On October 6, 2016, the Company drew down $10,156 for the refinancing of the handysize tanker Arion and on the same date repaid the outstanding balance of the loan amounting to $10,156.

(o)	On October 7, 2016, the Company drew down $23,049 for the financing of the aframax tanker Leontios H, which was delivered on October 12, 2016.

(p)	On October 27, 2016, the Company drew down $6,254 for the pre-delivery financing of the aframax tanker Bergen.

(q)	On October 31, 2016, the Company paid cash dividends of $0.50 per share for its 8.00% Series B Preferred Shares and $0.55469 per share for its 8.875% Series C Preferred Shares, which were declared on October 11, 2016.